Exhibit 4.7

AMENDMENT TO PERSONAL EMPLOYMENT AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Employment Agreement dated December 23, 2013 (the “Employment Agreement”) is entered into this 28 day of December, 2021 (the “Effective Date”), by and between Galmed Research and Development Ltd., having its place of business at 16 Tiomkin Street, Tel Aviv, 6578317, Israel (the “Company”), and Allen Baharaff, I.D. No 059100818, residing at 7 Hayotman St. Tel Aviv, Israel, Israel (the “Executive”).

WHEREAS,	the Company and the Executive are parties to the Employment Agreement; and

WHEREAS,	the board of directors of the Company have resolved to approve certain amendment to the Employment Agreement, subject to the approval of the shareholders which was obtained on August 30, 2021;

NOW, THEREFORE, in consideration of the premises and mutual agreement hereinafter contained, the parties agree as follows:

1.	Except as provided explicitly herein, all other provisions of the Employment Agreement (including any of its Exhibits and Amendments) shall continue in full force and effect, mutatis mutandis. All capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to then in the Employment Agreement.

2.	As of January 1, 2021, Section 6 of Annex A of the Employment Agreement shall be replaced in its entirely by the following:

“NIS 170,000”

As of January 1, 2021, any references in the Employment Agreement to the term “Monthly Salary” shall refer to the amount set forth in this Section.

3.	Section 9(c) of Annex A of the Employment Agreement shall be replaced in its entirely by the following:

“Unless otherwise agreed by the Board and subject to applicable law, vacation days may be accumulated for no more than two years. Unused accumulated vacation days that exceed the number of vacation days that may be accumulated over a two-year period (currently, 48 vacation days) shall be redeemed once a year, on March 1st, provided that the redemption will not result in the number of accumulated vacation days following the redemption being less than 48 days, or as otherwise required by law. Accumulated vacation days shall also be redeemed in the event of termination of employment.”

4.	This Amendment supersedes all prior agreement, written or oral, between the Parties relating to the subject matter of this Amendment. This Amendment may be executed in two or more counterparts, each of which shall constitute an original and all of which shall be deemed a single agreement. Except as amended hereby, the Employment Agreement remains in effect and unmodified. In the event of any conflict or inconsistency between the provisions of the Employment Agreement and this Amendment, the provisions of this Amendment shall prevail.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

GALMED RESEARCH AND DEVELOPMENT LTD.		Executive

Name:	Amir Poshinsky	Name:	Allen Baharaff
Title:	Chairman of the Audit Committee	Title:	President and CEO
Date	December 28, 2021	Date:	December 28, 2021